4.1 Code of Ethics
for the Chief Executive Officer and Principal Financial Officers of Enel S.p.A.

     As the [specify position] of Enel S.p.A. (the “Company”), I acknowledge that the Company is committed to honesty and ethical conduct in all areas of its business and that officers with responsibility for the conduct or supervision of the Company’s financial affairs play a special role in preserving and protecting shareholders’ interests.

     In furtherance of the above and to the best of my ability, I will adhere to the following principles and responsibilities:

•	Act at all times with integrity, avoiding actual or apparent conflicts of interest involving personal and professional relationships;

•	Address any apparent conflict of interest involving personal and professional relationships in accordance with the highest ethical standards and promptly disclose to the Head of the Audit Department of the Company the nature of any such conflict of interest or any material transaction or relationship that reasonably could be expected to give rise to such a conflict of interest;

•	Provide, in the Company’s reports filed with the U.S. Securities and Exchange Commission (“SEC”) or the Commissione Nazionale per le Società e la Borsa (“CONSOB”), and its other public communications, disclosure that is full, fair, accurate, complete, objective, timely and understandable;

•	Comply with rules and regulations of all Italian, U.S. and other governmental entities as well as other private and public regulatory agencies to which the Company is subject, including any exchanges on which the Company’s securities may be listed;

•	Act at all times in good faith, responsibly, with due care, competence and diligence, and without misrepresenting material facts or circumstances;

•	Act objectively, without allowing my independent judgment to be subordinated;

•	Respect the confidentiality of Company information, except when authorized or otherwise required to make any disclosure, and avoid the use of any Company information for personal advantage;

•	Share my knowledge and skills with others to improve the Company’s communications to its constituents;

•	Promote ethical behavior among employees under my supervision;

•	Achieve responsible use of and control over all assets and resources of the Company entrusted to me;

•	Consult promptly with the Board of Directors should I violate this Code of Ethics; and

•	Take full responsibility for any violation of this Code of Ethics and submit myself to any disciplinary action that the Board of Directors finds appropriate.

Acknowledgement

     I acknowledge that any request for a waiver of any standard in this Code of Ethics may be granted only by the Internal Audit Committee (a special committee established within the Board of Directors of the Company and made up of non-executive and independent Directors, pursuant to the provisions of the Self-Discipline Code for listed companies adopted by Borsa Italiana S.p.A.), and that all waivers (explicit or implied) granted to executive officers and directors will be disclosed to the Company’s shareholders and the U.S. Securities and Exchange

Commission. I further acknowledge that the Company generally will not grant such waivers and will do so only when good cause is shown for doing so. I acknowledge that the Company will conduct periodic audits of compliance with this Code of Ethics and that allegations of potential wrongdoing will be investigated by the Audit Department and, if such allegations prove to be grounded, will be reported to the Internal Audit Committee and to the relevant authorities. I further acknowledge that knowingly false accusations of misconduct will be subject to disciplinary action and that all employees are required to cooperate fully with any internal or external investigation and to maintain the confidentiality of any investigation and related documentation, unless specifically authorized by the Audit Department to disclose such information.

     Finally, I acknowledge that the consequences of my failure to adhere to this Code of Ethics may result in disciplinary action, up to and including termination for cause, and that any person who takes any action whatsoever in retaliation against any employee who has in good faith raised any question or concern about compliance with this Code will be subject to serious sanctions, which may include termination for cause.

Date: Rome, _______________

By
Name:
Title: